Exhibit 99.1

CyberArk Announces Strong Second Quarter 2015 Results
Second quarter total revenue of $36.4 million increases 70% year-over-year
Second quarter license revenue of $22.3 million increases 100% year-over-year

Newton, Mass. and Petach Tikvah, Israel – August 11, 2015 – CyberArk, (NASDAQ: CYBR), the company that protects organizations from cyber attacks that have made their way inside the network perimeter, today announced financial results for the second quarter ended June 30, 2015.

“CyberArk had a strong second quarter and delivered results that again exceeded our guidance across all financial metrics,” said Udi Mokady, CyberArk CEO. “Our business continues to be driven by the shift from tactical, compliance-driven projects to strategic approaches to implementing enterprise-wide privileged account security as privileged accounts remain at the epicenter of cyber attacks. This shift is enabling us to capitalize on expanding cyber security budgets, participate in larger opportunities, and position ourselves as a strategic, trusted partner.”

Financial Highlights for the Second Quarter Ended June 30, 2015

Revenue:

•	Total revenue was $36.4 million, up 70% year-over-year compared with the second quarter of 2014.
•	License revenue was $22.3 million, up 100% compared with the second quarter of 2014.
•	Maintenance and Professional Services revenue was $14.1 million, up 38% from the second quarter of 2014.

Operating Income:

•	GAAP operating income was $6.5 million for the quarter, up from $3.1 million in the second quarter of 2014.
•	Non-GAAP operating income was $8.2 million for the quarter, up from $3.3 million in the second quarter of 2014.

Net Income:

•	GAAP net income was $4.9 million, up from $1.2 million in the second quarter of 2014.
•	GAAP net income per share was $0.14, compared to a GAAP net loss per share of $(0.01) in the second quarter of 2014, based on 35.0 and 7.1 million weighted average diluted shares, respectively.

•	Non-GAAP net income was $6.6 million, up from $2.4 million in the second quarter of 2014.
•	Non-GAAP net income per share was $0.19, compared to non-GAAP net income per share of $0.09 in the second quarter of 2014, based on 35.0 and 27.4 million weighted average diluted shares, respectively.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP operating income and net income for the three months and six months ended June 30, 2015 and 2014. An explanation of these measures is also included below under the heading “Non-GAAP Financial Measures.”

Balance Sheet and Cash Flow:

•
As of June 30, 2015, CyberArk had $283.8 million in cash and cash equivalents and short-term deposits inclusive of $52.7 million raised in the Company’s public offering that closed on June 16, 2015.  This compares with $191.7 million in cash and cash equivalents and short-term deposits as of March 31, 2015 and $177.2 million as of December 31, 2014.

•	During the first six months of 2015, the Company generated $36.3 million in cash flow from operations, an increase compared to $12.7 million in the first six months of 2014.

Announces acquisition of Cybertinel Ltd.

CyberArk today announced that it has acquired Cybertinel Ltd. an approximately 20 person Israel-based cyber security company.  Cybertinel Ltd. specializes in cyber threat detection technology that will enhance CyberArk’s ability to detect credential threats at the beginning stages of the attack cycle.  The terms of the acquisition were not disclosed.  The acquisition is not expected to have a material impact on the Company’s third quarter and full year 2015 financial results.

Business Outlook

Based on information available as of August 11, 2015, CyberArk is issuing guidance for the third quarter and full year 2015 as indicated below.

Third Quarter 2015:

•	Total revenue is expected to be in the range of $36.0 million to $37.0 million which represents 29% to 32% year-over-year growth.
•	Non-GAAP operating income is expected to be in the range of $5.0 million to $5.9 million.
•	Non-GAAP net income per share is expected to be in the range of $0.11 to $0.13. This assumes 35.5 million weighted average diluted shares.

Full Year 2015:

•	Total revenue is expected to be in the range of $145.0 million to $147.0 million which represents 41% to 43% year-over-year growth.
•	Non-GAAP operating income is expected to be in the range of $28.8 million to $30.5 million.
•	Non-GAAP net income per share is expected to be in the range of $0.62 to $0.65. This assumes 35.4 million weighted average diluted shares.

Conference Call Information

CyberArk will host a conference call on Tuesday, August 11, 2015 at 5:00 p.m. Eastern Time (ET) to discuss the company’s second quarter financial results and business outlook.  To access this call, dial 888-329-8893 (domestic) or 719-325-2469 (international).  The conference ID is 7135521. Additionally, a live webcast of the conference call will be available in the “Investor Relations” section of the Company’s web site at www.cyberark.com. Following the conference call, a replay will be available for one week at 877-870-5176 (U.S.) or 858-384-5517 (international). The replay pass code is 7135521. An archived webcast of this conference call will also be available in the “Investor Relations” section of the Company’s web site at www.cyberark.com.

About CyberArk

CyberArk (NASDAQ: CYBR) is the only security company focused on eliminating the most advanced cyber threats; those that use insider privileges to attack the heart of the enterprise. Dedicated to stopping attacks before they stop business, CyberArk proactively secures against cyber threats before attacks can escalate and do irreparable damage. The company is trusted by the world’s leading companies – including 40 percent of the Fortune 100 and 17 of the world’s top 20 banks – to protect their highest value information assets, infrastructure and applications. A global company, CyberArk is headquartered in Petach Tikvah, Israel, with U.S. headquarters located in Newton, MA. The company also has offices throughout EMEA and Asia-Pacific. To learn more about CyberArk, visit www.cyberark.com.

Copyright © 2015 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

Non-GAAP Financial Measures

CyberArk believes that the use of non-GAAP operating income and non-GAAP net income is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to operating income or net income or any other performance measures derived in accordance with GAAP.

•
For the three and six months ended June 30, 2015 non-GAAP operating income is calculated as operating income excluding stock-based compensation expense and secondary offering related expenses. For the three and six months ended June 30, 2014, non-GAAP operating income is calculated as operating income excluding stock-based compensation expense.

•
For the three and six months ended June 30, 2015, non-GAAP net income is calculated as net income excluding stock-based compensation expense and secondary offering related expenses and for the three and six months ended June 30, 2014, non-GAAP net income is calculated as net income excluding (i) stock-based compensation expense and (ii) financial expenses resulting from the revaluation of warrants to purchase preferred shares.

Because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expense, the Company believes that providing non-GAAP financial measures that exclude stock-based compensation and secondary offering related expenses allow for more meaningful comparisons of its period to period operating results. Stock-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. In addition, the Company believes that excluding financial expenses with respect to revaluation of warrants to purchase preferred shares allows for more meaningful comparison between its net income from period to period, especially since upon the closing of the IPO, the warrants were exercised for ordinary shares, and as a result, are no longer evaluated at each balance sheet date. The Company believes that expenses related to its recent secondary offering do not reflect the performance of its core business and would impact period-to-period comparability.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measures to evaluate its business.

Cautionary Language Concerning Forward-Looking Statements

This release may contain forward-looking statements, which express the current beliefs and expectations of CyberArk’s management. Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: changes in the new and rapidly evolving cyber threat landscape; failure to effectively manage growth; fluctuations in quarterly results of operations; real or perceived shortcomings, defects or vulnerabilities in the Company’s solution or the failure of the solution to meet customers’ needs; the inability to acquire new customers or sell additional products and services to existing customers; competition from IT security vendors and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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Investor Contact:
Staci Mortenson
ICR
617-558-2132
ir@cyberark.com

Media Contact:
Christy Lynch
CyberArk
617-796-3210
press@cyberark.com

 CYBERARK SOFTWARE LTD.
 Consolidated Statements of Operations
 U.S. dollars in thousands (except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2015	2014	2015
	(unaudited)		(unaudited)
Revenues:
License	$11,129	$22,278	$20,249	$42,256
Maintenance and professional services	10,209	14,097	18,484	27,034

Total revenues	21,338	36,375	38,733	69,290

Cost of revenues:
License	733	1,831	1,361	2,381
Maintenance and professional services	2,875	4,243	5,300	7,950

Total cost of revenues	3,608	6,074	6,661	10,331

Gross profit	17,730	30,301	32,072	58,959

Operating expenses:
Research and development	3,342	4,263	6,579	8,380
Sales and marketing	9,682	15,449	19,115	28,909
General and administrative	1,637	4,058	3,118	7,636

Total operating expenses	14,661	23,770	28,812	44,925

Operating income	3,069	6,531	3,260	14,034

Financial income (expenses), net	(1,126)	327	(2,482)	(1,304)

Income before taxes on income	1,943	6,858	778	12,730

Taxes on income	(713)	(1,936)	(796)	(3,642)

Net income (loss)	$1,230	$4,922	$(18)	$9,088

Basic net income (loss) per ordinary share	$(0.01)	$0.16	$(0.36)	$0.29
Diluted net income (loss) per ordinary share	$(0.01)	$0.14	$(0.36)	$0.26

Shares used in computing net income (loss)
per ordinary shares, basic	7,141,658	31,530,242	7,107,896	31,049,379
Shares used in computing net income (loss)
per ordinary shares, diluted	7,141,658	35,001,262	7,107,896	34,896,092

 Share-based Compensation Expense:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2015	2014	2015
	(unaudited)		(unaudited)

Cost of revenues	$25	$84	$45	$147
Research and development	36	85	66	167
Sales and marketing	56	177	98	316
General and administrative	67	797	131	978

Total share-based compensation expense	$184	$1,143	$340	$1,608

CYBERARK SOFTWARE LTD
Consolidated Balance Sheets
U.S. dollars in thousands

	December 31,	June 30,
	2014	2015
	(audited)	(unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$124,184	$270,119
Short-term bank deposits	52,997	13,699
Trade receivables	19,263	14,298
Prepaid expenses and other current assets	2,078	3,600
Short-term deferred tax asset	3,788	4,189

Total current assets	202,310	305,905

LONG-TERM ASSETS:
Property and equipment, net	2,148	2,543
Severance pay fund	3,060	3,257
Prepaid expenses and other long-term assets	1,021	1,037
Long-term deferred tax asset	2,013	2,630

Total long-term assets	8,242	9,467

TOTAL ASSETS	$210,552	$315,372

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,835	$1,892
Employees and payroll accruals	10,322	26,465
Deferred revenues	22,594	39,586
Accrued expenses and other current liabilities	6,942	7,061

Total current liabilities	41,693	75,004

LONG-TERM LIABILITIES:
Deferred revenues	9,566	13,680
Other long-term liabilities	184	238
Accrued severance pay	4,101	4,483

Total long-term liabilities	13,851	18,401

TOTAL LIABILITIES	55,544	93,405

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	79	85
Additional paid-in capital	134,486	191,735
Accumulated other comprehensive income (loss)	(333)	283
Retained earnings	20,776	29,864

Total shareholders' equity	155,008	221,967

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$210,552	$315,372

CYBERARK SOFTWARE LTD.
Consolidated Statements of Cash Flows
U.S. dollars in thousands

	Six Months Ended
	June 30,
	2014	2015
	(unaudited)
Cash flows from operating activities:
Net income (loss)	$(18)	$9,088
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depreciation	390	459
Share based compensation expenses	340	1,608
Tax benefit related to exercise of share options	-	1,176
Deferred income taxes, net	139	(731)
Decrease in trade receivables	4,097	4,965
Decrease (increase) in prepaid expenses and other
current and long-term assets	172	(1,175)
Increase (decrease) in trade payables	(631)	263
Changes in fair value of warrants to purchase preferred shares	2,430	-
Increase in short term and long term deferred revenues	7,459	21,106
Decrease in employees and payroll accruals	(1,050)	(1,153)
Increase (decrease) in accrued expenses and other
current and long-term liabilities	(672)	410
Increase in accrued severance pay, net	23	280

Net cash provided by operating activities	12,679	36,296

Cash flows from investing activities:
Proceeds from short and long term deposits	3,093	39,289
Investment in short term deposit	(1,057)	-
Purchase of property and equipment	(946)	(1,060)

Net cash provided by investing activities	1,090	38,229

Cash flows from financing activities:
Issuance of shares, net	(962)	52,685
Withholding proceeds related to exercise of options	-	17,201
Proceeds from exercise of options	75	1,524

Net cash provided by (used in) financing activities	(887)	71,410

Increase in cash and cash equivalents	12,882	145,935

Cash and cash equivalents at the beginning of the period	62,379	124,184

Cash and cash equivalents at the end of the period	$75,261	$270,119

CYBERARK SOFTWARE LTD.
Reconciliation of GAAP Measures to Non-GAAP Measures
U.S. dollars in thousands (except per share data)

Reconciliation of Operating Income to Non-GAAP Operating Income:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2015	2014	2015
	(unaudited)		(unaudited)

Operating income	$3,069	$6,531	$3,260	$14,034
Secondary offering related expenses	-	487	-	1,568
Share-based compensation	184	1,143	340	1,608

Non-GAAP operating income	$3,253	$8,161	$3,600	$17,210

Reconciliation of Net Income (Loss)  to Non-GAAP Net Income:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2015	2014	2015
	(unaudited)		(unaudited)

Net income (loss)	$1,230	$4,922	$(18)	$9,088
Secondary offering related expenses	-	487	-	1,568
Share-based compensation	184	1,143	340	1,608
Warrant adjustment	1,034	-	2,430	-

Non-GAAP net income	$2,448	$6,552	$2,752	$12,264

Non-GAAP net income per share
Basic	$0.16	$0.21	$0.03	$0.39
Diluted	$0.09	$0.19	$0.02	$0.35

Weighted average number of shares
Basic	7,141,658	31,530,242	7,107,896	31,049,379
Diluted	27,366,264	35,001,262	10,759,154	34,896,092